SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Penn Virginia GP Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

70788P 10 5

(CUSIP Number)

Nancy M. Snyder

PVG GP, LLC

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 pages)

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 2 of 13 Pages

The percentage ownerships reflected in this Schedule 13D are as of December 11, 2006.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE GP CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 11,279,925
8 Shared Voting Power 0
9 Sole Dispositive Power 11,279,925
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,279,925
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 28.9%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 3 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE LP CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 18,797,504
8 Shared Voting Power 0
9 Sole Dispositive Power 18,797,504
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,797,504
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 48.1%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 4 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) KANAWHA RAIL CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization VIRGINIA

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 5 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 30,077,429
8 Shared Voting Power 0
9 Sole Dispositive Power 30,077,429
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,077,429
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 77.0%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 6 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA HOLDING CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 30,077,429
8 Shared Voting Power 0
9 Sole Dispositive Power 30,077,429
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,077,429
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 77.0%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 7 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA CORPORATION
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 30,077,429
8 Shared Voting Power 0
9 Sole Dispositive Power 30,077,429
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,077,429
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 77.0%
14	Type of Reporting Person CO

CUSIP No. 10 5	SCHEDULE 13D/A	Page 8 of 13 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2006 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia GP Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 30,077,429, which constitutes approximately 77.0% of the total number of Common Units outstanding.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A attached thereto as set forth on Schedule A attached hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	(i)	GP Corp is the sole record owner of, and has the sole power to vote and dispose of, 11,279,925 Common Units (28.9%).

	(ii)	LP Corp is the sole record owner of, and has the sole power to vote and dispose of, 18,797,504 Common Units (48.1%).

	(iii)	KRC does not own any Common Units. See paragraph (e) of this Item 5.

	(iv)	Resource Holdings does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in GP Corp and LP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 30,077,429 Common Units (77.0%).

	(v)	Holding does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 30,077,429 Common Units (77.0%).

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 9 of 13 Pages

(vi)	Penn Va does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 30,077,429 Common Units (77.0%).

(c)	Since the date of the original filing of this Schedule 13D, GP Corp has transferred an aggregate of 37,576 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long-term incentive plan adopted by the General Partner.

On July 17, 2008, pursuant to that certain Units Purchase Agreement dated June 17, 2008 (the “Units Purchase Agreement”) between LP Corp, KRC and PVR, LP Corp sold 564,694 Common Units to PVR and KRC sold 1,445,301 Common Units to PVR. The transactions which were effected by LP Corp and KRC pursuant to the Units Purchase Agreement are collectively referred to herein as the “PVR Transactions.” On July 17, 2008, PVR subsequently transferred the 2,009,995 Common Units acquired from LP Corp and KRC to Lone Star Gathering, L.P. (“Lone Star”) in connection with PVR’s acquisition of substantially all of the assets of Lone Star.

See Item 3.

(d)	Not applicable.

(e)	On July 17, 2008, as a result of the PVR Transactions, KRC ceased to be a Reporting Person.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A —	Joint Filing Agreement (filed as Exhibit A to the Reporting Persons’ Schedule 13D filed on December 13, 2006).

Exhibit B —	Contribution and Conveyance Agreement dated as of December 8, 2006 among Penn Virginia Resource LP Corp., Penn Virginia Resource GP, LLC, Kanawha Rail Corp., Penn Virginia Resource GP Corp. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

Exhibit C —	Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 10 of 13 Pages

Exhibit D —	Units Purchase Agreement dated as of June 17, 2008 by and among LP Corp., KRC and PVR (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated July 17, 2008, filed on July 22, 2008).

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 23, 2008

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

KANAWHA RAIL CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 12 of 13 Pages

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President and Chief Administrative Officer

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 13 of 13 Pages

SCHEDULE A

The following individuals are members of the board of directors of Penn Virginia Resource GP Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource GP Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource LP Corp.: A. James Dearlove, Nancy M. Snyder, Frank A. Pici and Peter J. Winnington. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource LP Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Kanawha Rail Corp.: A. James Dearlove and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Kanawha Rail Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource Holdings Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Holding Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Corporation: Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Keith D. Horton, Steven W. Krablin, Marsha R. Perelman, William H. Shea, Jr., Philippe van Marcke de Lummen and Gary K. Wright. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Corporation, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.